SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------


                               AMENDMENT NO. 5 TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                LENDINGTREE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $ 0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   526020-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Capital Z Management, LLC
--------------------------------------------------------------------------------
                               54 Thompson Street
                            New York, New York 10012
                        Attention: David A. Spuria, Esq.


                                 (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                November 11, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

========== ================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           SPECIALTY FINANCE PARTNERS
---------- ----------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- ----------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           00 - CONTRIBUTIONS FROM PARTNERS
---------- ----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                           [ ]
---------- ----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  4,426,524*
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -------------------------------------------------------------
                                                    8         SHARED VOTING POWER


--------------------------------------------------- --------- -------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              4,426,524*
--------------------------------------------------- --------- -------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER


---------- ----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,426,524*
---------- ----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]

---------- ----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           17.9%*
---------- ----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ----------------------------------------------------------------------------------------------------------------

*     Includes (i) 2,086,420 shares of Common Stock and (ii) 2,340,104 shares of
      Common Stock that were, at September 30, 2002, issuable upon conversion of 2,156,726 shares of Series A 8% Convertible Preferred Stock beneficially owned by the Reporting Person. See Item 5.


                                       2

========== ================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z FINANCIAL SERVICES FUND II, L.P.*
---------- ----------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- ----------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- ----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                         [ ]
---------- ----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              4,426,524*
--------------------------------------------------- --------- -------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- -------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              4,426,524*
---------- ----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,426,524*
---------- ----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]

---------- ----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           17.9%
---------- ----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ----------------------------------------------------------------------------------------------------------------

*Solely in its capacity as a general partner of Specialty Finance Partners.




                                       3

========== ================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, L.P.*
---------- ----------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- ----------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- ----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                         [ ]
---------- ----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
---------- ----------------------------------------------------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              4,426,524*
--------------------------------------------------- --------- -------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- -------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              4,426,524*
---------- ----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,426,524*
---------- ----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]

---------- ----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           17.9%
---------- ----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ----------------------------------------------------------------------------------------------------------------

*Solely in its capacity as the sole general partner of Capital Z Financial
Services Fund II, L.P.




                                       4

========== ================================================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           CAPITAL Z PARTNERS, LTD.*
---------- ----------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a) [ ]
                                                                                                       (b) [X]
---------- ----------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           NOT APPLICABLE
---------- ----------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                         [ ]
---------- ----------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- -------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              4,426,524*
--------------------------------------------------- --------- -------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER


--------------------------------------------------- --------- -------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              4,426,524*
---------- ----------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,426,524*
---------- ----------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                       [ ]

---------- ----------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           17.9%
---------- ----------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- ----------------------------------------------------------------------------------------------------------------


*Solely in its capacity as the sole general partner of Capital Z Partners, L.P.

           This Amendment No. 5 amends the statement on Schedule 13D, dated October 10, 2000 (the "Initial Schedule 13D"), as amended in certain respects by Amendment No. 1 thereto ("Amendment No. 1"), Amendment No. 2 thereto ("Amendment No. 2"), Amendment No. 3 thereto ("Amendment No. 3"), and Amendment No. 4 thereto ("Amendment No. 4" and, together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the "Schedule 13D"), and is filed jointly on behalf of Specialty Finance Partners, a Bermuda general partnership ("Specialty Finance Partners"), Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.") (each, a "Reporting Person" and collectively, the "Reporting Persons"), in respect of the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of LendingTree, Inc. (the "Company").

                The Schedule 13D is hereby amended as follows:

ITEM 2.         IDENTITY AND BACKGROUND.

Schedule II referenced in Item 2 of Amendment No. 1 is hereby amended to read in its entirety as set forth in Schedule II attached hereto. Schedule II attached hereto is hereby incorporated by reference herein.

ITEM 5.         INTEREST IN SECURITIES OF ISSUER.

                The information contained in Item 5(a)-(b) of Amendment No. 4 and the information contained in Item 5(c) of Amendment No. 4 is hereby amended and restated in its entirety as follows:

                (a)-(b)

                Specialty Finance Partners beneficially owns in the aggregate 4,426,524 shares of Common Stock by virtue of the fact that it is the holder of record of 2,086,420 shares of Common Stock and of its expected current ability to convert (as discussed in Item 6 of Amendment No. 1) 2,156,726 shares of Series A 8% Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), into 2,340,104 shares of Common Stock. Specialty Finance Partners has the sole power to vote or direct the vote, or to dispose or to direct the disposition, of such shares.

                Capital Z Fund II (the general partner of Specialty Finance Partners), Capital Z L.P. (the sole general partner of Capital Z Fund II) and Capital Z Ltd. (the sole general partner of Capital Z L.P.) may be deemed to beneficially own in the aggregate 4,426,524 shares of the Common Stock by virtue of Specialty Finance Partners' ownership of shares of Common Stock and its expected ability to convert the shares of Series A Preferred Stock owned by it into shares of Common Stock. Each of Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. has the shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such shares.

                On an as-converted-to-Common Stock basis, the Reporting Persons' total beneficial ownership of Common Stock is approximately

                17.9% (based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and based on the number of shares of Common Stock outstanding as of September 30, 2002, and assuming the shares of Series A Preferred Stock owned by the Reporting Persons are converted into Common Stock). Each of the Reporting Persons disclaims beneficial ownership of all securities covered by this Amendment not owned of record by it.

                (c)

                Except for (i) the transactions contemplated by the Securities Purchase Agreement (as defined below), pursuant to which Specialty Finance Partners sold an aggregate of 1,843,274 shares of Series A Preferred Stock to the purchasers named therein (as more fully described in Item 6 below) and (ii) the transaction described below effected through broker/dealers pursuant to Rule 144 under the Securities Act of 1933, as amended, none of the Reporting Persons has effected any transactions in shares of Common Stock or Series A Preferred Stock during the past 60 days:

------------------------------------------ ------------------ ---------------------- ------------------------- --------------------
REPORTING PERSON WITH DIRECT BENEFICIAL      DATE OF SALE           NUMBER OF             CLASS OF STOCK         PRICE PER SHARE
               OWNERSHIP                                           SHARES SOLD
------------------------------------------ ------------------ ---------------------- ------------------------- --------------------
      Specialty Finance Partners               11/02/02              10,000                Common Stock              $11.77
------------------------------------------ ------------------ ---------------------- ------------------------- --------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information contained in Item 6 of the Initial Schedule 13D, Amendment No. 1, Amendment No. 3, and Amendment No. 4 is hereby incorporated by reference herein.

On November 11, 2002, Specialty Finance Partners entered into a Securities Purchase Agreement (the "Purchase Agreement") with the purchasers named therein, pursuant to which Specialty Finance Partners agreed to sell to such purchasers, and such purchasers agreed to purchase from Specialty Finance Partners, an aggregate of 1,843,274 shares of Series A Preferred Stock for an aggregate purchase price of approximately $22,100,000 (i.e., $11.99 per share of purchased Series A Preferred Stock), all on the terms and subject to the conditions set forth therein. A copy of the Purchase Agreement is attached as Exhibit 1 hereto and is incorporated by reference herein. On November 12, 2002, the transactions contemplated by the Purchase Agreement were consummated. The shares of Series A Preferred Stock acquired by the purchasers, pursuant to the Purchase Agreement were, as of September 30, 2002, convertible into an aggregate of approximately 2 million shares of Common Stock. In connection with the consummation of the transactions contemplated by the Purchase Agreement, Specialty Finance Partners assigned its rights under the Registration Rights Agreement dated as of March 7, 2001, to such purchasers solely in respect of the shares of Series A Preferred Stock acquired by such purchasers pursuant to the Purchase Agreement.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 --    Securities Purchase Agreement, dated as of November 11, 2002, by and among Specialty Finance Partners and the purchasers signatory thereto.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


                               Date:  November 12, 2002


                               SPECIALTY FINANCE PARTNERS

                               By: Capital Z Partners, Ltd., its ultimate
                                   general partner

                               By:  /s/ David A. Spuria
                                    ------------------------------------------
                                    David A. Spuria
                                    General Counsel, Vice President of
                                    Administration and Secretary


                               CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                               By: Capital Z Partners, Ltd., its ultimate
                                   general partner

                               By:  /s/ David A. Spuria
                                    ------------------------------------------
                                    David A. Spuria
                                    General Counsel, Vice President of
                                    Administration and Secretary


                               CAPITAL Z PARTNERS, L.P.

                               By: Capital Z Partners, Ltd., its general partner

                               By:  /s/ David A. Spuria
                                    ------------------------------------------
                                    David A. Spuria
                                    General Counsel, Vice President of
                                    Administration and Secretary


                               CAPITAL Z PARTNERS, LTD.

                               By:  /s/ David A. Spuria
                                    ------------------------------------------
                                    David A. Spuria
                                    General Counsel, Vice President of
                                    Administration and Secretary

                                                                   SCHEDULE II

                            CAPITAL Z PARTNERS, LTD.

Name, business address and present principal occupation or employment of the directors and executive officers:

Robert A. Spass
Chairman of the Board
54 Thompson Street
New York, New York  10012

Laurence W. Cheng
Chief Executive Officer and Director
54 Thompson Street
New York, New York  10012

Bradley E. Cooper
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Mark K. Gormley
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

Scott M. Delman
Senior Vice President and Director
54 Thompson Street
New York, New York  10012

David A. Spuria
General Counsel, Vice President of Administration and Secretary
54 Thompson Street
New York, New York  10012

Roland V. Bernardon
Chief Financial Officer, Treasurer and Assistant Secretary
54 Thompson Street
New York, New York  10012

Eric Rahe
Vice President and Director
54 Thompson Street
New York, New York  10012

Susan Fleming
Vice President and Director
54 Thompson Street
New York, New York  10012

Mani Sadeghi
Vice President and Director
54 Thompson Street
New York, New York  10012

Philip Larson
Vice President and Director
54 Thompson Street
New York, New York  10012

                                  EXHIBIT INDEX
                                  -------------


Exhibit 1   --  Securities Purchase Agreement, dated as of November 11, 2002, by and among Specialty Finance Partners and the purchasers signatory thereto.